## Shareholder Assistance and Investor Information

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

### TRANSFER AGENT:

Registrar & Transfer Company
Attn: Stock Transfer Department
10 Commerce Drive
Cranford, NJ 07016
Phone: 800-368-5948
Fax: 908-497-2318
E-mail: info@rtco.com

### NASDAQ STOCK MARKET

Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
PO Box 667
Morrisville, VT 05661-0667
Investor Relations: www.UnionBankVT.com









**Union Bankshares, Inc.**

# SECOND QUARTER REPORT

# JUNE 2014

**Union Bankshares, Inc.**

## to our SHAREHOLDERS

AUGUST 7, 2014

We are pleased to share your company's financial results for the second quarter of 2014. Net Income for the quarter was $1.9 million, or $0.43 per share, compared to $1.8 million, or $0.40 per share, for 2013, an increase of 6.8% quarter over quarter. Year to date earnings for 2014 were $3.7 million, or $.83 per share, compared to $3.5 million, or $.79 per share, for 2013, an increase of 4.2% year over year.

Total assets grew to $571.5 million at the end of the second quarter 2014 as compared to $546.7 million at the end of the same period in 2013. This represents 4.5% growth year over year. Total loans grew to $462.2 million as of June 30, 2014 from $449.4 million as of June 30, 2013, an increase of 2.9%. Total deposits reached $490.9 million compared to the prior year of $474.0 million, and increase of 3.6%. The Company had total capital of $51.9 million with a book value per share of $11.64 as of June 30, 2014 compared to $45.8 million and $10.27 per share at June 30, 2013.

Notable in year to date results is a $435 thousand increase in net interest income coupled with a decrease of $309 thousand in gain on real estate loans sold. While we have been fortunate to have a strong level of gains on real estate loans sold over the last few years, we have been seeking to rely less on this source of revenue and shift our focus to increasing "core" earnings by improving sustainable revenues and becoming more efficient. We are making progress in both areas.

When we last wrote at the end of the first quarter, many of us were wondering if there would be a maple sugar crop, as the sugaring season had barely begun. Most of the old timers counseled patience, and they were right, sap flowed during a couple of weeks in April and most maple producers ended up with an "average" crop. Good news for those who produce maple and good for the local economy as well.

Speaking of the economy, we are seeing continued improvement in many sectors. The local travel and tourism industry has been stringing several good seasons together including last fall and winter. This summer season has started off well allowing many businesses to begin to make up for the prolonged travel recession faced beginning in 2008, though there is still room for improvement.

Those who live nearby can attest that the road construction industry is booming. Morrisville in particular, is inundated by road improvement projects, from literally every direction coming into town. Home building is also fairly busy, with some geographies busier than others.

In general, there has been a tightening in the labor market which, though a bit painful for employers, tends to be a positive sign in the long term. There is still uncertainty as the economy gradually improves. Not all parts of our footprint are recovering equally, and the real estate market is still not solid in all of the areas we serve. Fortunately, things seem to be going in the right direction, which is certainly helpful to the banking business.

We are pleased to let you know that we have opened our newest branch office in Lincoln, New Hampshire this June. Should you be in the area, be sure and stop by and see the great job our Facilities Manager Paul Grogan did coordinating the conversion of a pancake restaurant back into a bank.

Enclosed, please find a check or advice of deposit for a cash dividend of $.26 per share. If you have not done so, please consider signing up for direct deposit of your dividend.

Sincerely,

Kenneth D. Gibbons
*Chairman*

David S. Silverman
*President & Chief Executive Officer*





## About Union Bankshares

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices, a loan center and multiple ATMs throughout its geographical footprint.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. Union Bank has consistently been recognized for our Community Reinvestment efforts and for our performance in residential lending to borrowers of all income levels. The US Small Business Administration has designated Union Bank as a Preferred Lender.

# Union Bankshares, Inc.

## DIRECTORS

Kenneth D. Gibbons - *Chairman*
Cynthia D. Borck
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

## OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

# Union Bank

## DIRECTORS

Kenneth D. Gibbons - *Chairman*
Cynthia D. Borck
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

## REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Alexandra S. MacLean - *St. Johnsbury*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*
Norrine A. Williams - *Northern NH*

# Union Bank Offices

(ATMs at all Branch Locations)

## VERMONT

| | | |
|---|---|---|
| Danville | 421 Route 2 East | 802-684-2211 |
| Fairfax | Jct. Routes 104 & 128 | 802-849-2600 |
| Hardwick | 103 VT Route 15 West | 802-472-8100 |
| Jeffersonville | 44 Main Street | 802-644-6600 |
| Johnson | 198 Lower Main Street | 802-635-6600 |
| Lyndonville | 183 Depot Street | 802-626-3100 |
| Morrisville | 20 Lower Main Street | 802-888-6600 |
| | 65 Northgate Plaza | 802-888-6860 |
| St. Albans | 15 Mapleville Depot | 802-524-9000 |
| St. Johnsbury | 364 Railroad Street | 802-748-3131 |
| | 325 Portland Street | 802-748-3121 |
| S. Burlington | Loan Center | |
| | 30 Kimball Avenue | 802-865-1000 |
| Stowe | 47 Park Street | 802-253-6600 |

## NEW HAMPSHIRE

| | | |
|---|---|---|
| Groveton | 3 State Street | 603-636-1611 |
| Littleton | 263 Dells Road | 603-444-7136 |
| | 76 Main Street | 603-444-5321 |
| Lincoln | 135 Main Street | 603-745-4000 |
| N. Woodstock | 155 Main Street | 603-745-2488 |

# Consolidated **Balance Sheets** (unaudited, in thousands)

| ASSETS | JUNE 30, 2014 | JUNE 30, 2013 |
|---|---|---|
| Cash and Due from Banks | $4,154 | $3,977 |
| Federal Funds Sold & Overnight Deposits | 15,490 | 8,277 |
| Interest Bearing Deposits in Banks | 13,713 | 22,262 |
| Investment Securities | 50,001 | 37,032 |
| Loans Held for Sale | 6,662 | 4,460 |
| Loans, net | 455,583 | 444,914 |
| Reserve for Loan Losses | (4,610) | (4,752) |
| Premises and Equipment, net | 10,979 | 10,184 |
| Other Real Estate Owned, net | 200 | 644 |
| Accrued Interest & Other Assets | 19,316 | 19,676 |
| **Total Assets** | **$571,488** | **$546,674** |

| LIABILITY & SHAREHOLDERS' EQUITY | JUNE 30, 2014 | JUNE 30, 2013 |
|---|---|---|
| Noninterest Bearing Deposits | $81,140 | $79,888 |
| Interest Bearing Deposits | 290,980 | 266,176 |
| Time Deposits | 118,736 | 127,953 |
| Borrowed Funds | 24,759 | 20,178 |
| Accrued Interest & Other Liabilities | 3,986 | 6,685 |
| Common Stock | 9,858 | 9,852 |
| Paid in Capital | 404 | 331 |
| Retained Earnings | 44,769 | 42,077 |
| Accumulated Other Comprehensive Income (Loss) | 778 | (2,588) |
| Treasury Stock at Cost | (3,922) | (3,878) |
| **Total Liabilities & Shareholders' Equity** | **$571,488** | **$546,674** |

*Standby letters of credit were $1,924,000 and $2,053,000 at June 30, 2014 and 2013, respectively.*

# Consolidated **Statements of Income** (unaudited, in thousands)

| | JUNE 30, 2014 | JUNE 30, 2013 | JUNE 30, 2014 | JUNE 30, 2013 |
|---|---|---|---|---|
| | (3 months ended) | | (6 months ended) | |
| Interest Income | $6,184 | $6,079 | $12,296 | $12,016 |
| Interest Expense | 529 | 613 | 1,106 | 1,261 |
| Net Interest Income | 5,655 | 5,466 | 11,190 | 10,755 |
| Provision for Loan Losses | 75 | 75 | 150 | 135 |
| Net Interest Income After Provision for Loan Losses | 5,580 | 5,391 | 11,040 | 10,620 |
| Trust Income | 191 | 154 | 366 | 317 |
| Noninterest Income | 1,919 | 1,966 | 3,707 | 3,959 |
| Noninterest Expenses: | | | | |
| Salaries & Wages | 2,194 | 2,235 | 4,441 | 4,392 |
| Pension & Employee Benefits | 703 | 638 | 1,370 | 1,321 |
| Occupancy Expense, net | 295 | 291 | 634 | 622 |
| Equipment Expense | 410 | 388 | 797 | 814 |
| Other Expenses | 1,668 | 1,670 | 3,217 | 3,252 |
| Total | 5,270 | 5,222 | 10,459 | 10,401 |
| Income Before Taxes | 2,420 | 2,289 | 4,654 | 4,495 |
| Income Tax Expense | 501 | 492 | 971 | 961 |
| **Net income** | **$1,919** | **$1,797** | **$3,683** | **$3,534** |
| **Earnings per share** | **$0.43** | **$0.40** | **$0.83** | **$0.79** |
| **Book Value Per Share** | | | **$11.64** | **$10.27** |



